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                                                                    EXHIBIT 99.1

PRESS RELEASE

                        SALE OF SIFY'S SOFTWARE DIVISION
                         APPROVED BY SHAREHOLDERS AT EGM

CHENNAI, INDIA, MARCH 1, 2002: Satyam Infoway Limited (Nasdaq National Maket:
SIFY), India's premier Internet, network and eCommerce company, announced today that its shareholders have approved the sale of the Company's software services division at Sify's Extraordinary General Meeting ("EGM") held on February 28, 2002. The approval of the ordinary resolution authorizing the Board of Directors to sell the software services division enables Sify to complete the sale of this division to its parent company, Satyam Computer Services Limited, for a cash purchase price of approximately $6.9 million. The objective of the divestment, which will be effective as of January 1, 2002, is to permit Sify to concentrate on Internet services.

Sify announced its proposal to divest its software services division to Satyam Computer Services in October 2001. The software services division, which provides business-to-business eCommerce and web site development, covers information technology services in India, Australia and the United States. Revenues from this segment represented approximately 19% of Sify's total revenue for the quarter ended December 31, 2001. In addition, the shareholders approved all other matters on the agenda.

ABOUT SIFY

Satyam Infoway Limited is the largest integrated Internet, network and eCommerce services Company in India, offering end-to-end solutions with a comprehensive range of products delivered over a common Internet backbone infrastructure. This Internet backbone reaches 53 points of presence in India, representing an estimated 90% of the established PC base in the country. A significant part of the Company's revenues is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services and hosting. As of December 31, 2001, over 650 corporate customers used Sify's corporate services offerings. SIFY's consumer Internet access business had, as of December 31, 2001, approximately 600,000 subscribers accessing the Internet from home and included more than 600 cybercafes. The Company's network services, data center operations and customer relationship management are accredited ISO 9001, 2000.

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of
Section 27A of Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in this press release include, but are not limited to, comments regarding the prospect for further growth in the Company's business, trends in the various business segments and the ability of Sify to capitalize on the new initiatives described herein. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify's business, please see the discussion under the caption "Risks Related to Our Business" in Sify's Report on Form 6-K for the fiscal quarter ended December 31, 2001 which has been filed with the Securities and Exchange Commission and the other reports it files with the SEC from time to time. These filings are available at www.sec.gov.

For further information please contact:

In India:
Mr. David Appasamy,
Corporate Communications Satyam Infoway Limited
Phone: (+91 44) 254 0770 Extension 2013
email: david_appasamy@sifycorp.com

In the US:
Mr. Can Onen,
The Anne McBride Company,
Phone: (212) 983 1702
email: conen@annemcbride.com

Corporate Website: www.sifycorp.com